Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of February 23, 2017, setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through April 30, 2017.

2017

Engle progeny

February	0

March	4

April	3

As of February 23, 2017, there were no Engle progeny cases in trial.

Other Individual Smoking & Health

February	0

March	0

April	0

As of February 23, 2017, there were no non-Engle progeny cases in trial.